SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sino Gas International Holdings, Inc.
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(Name of Issuer)

Common Stock, $0.001 par value per share
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(Title of Class of Securities)

82935T104
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(CUSIP Number)

Asher S. Levitsky P.C.
Ellenoff Grossman & Schole LLP
150 East 42nd Street, 11th Floor
New York, New York 10017
212-370-1300
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(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 30, 2011
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 82935T104

1.    Name of Reporting Person: WENG Tianbo
             I.R.S. Identification No. of Above Persons (entities only)  NA

2.    Check the Appropriate Box if a Member of a Group (See Instructions)
             (a)   ☐
             (b)   ☐

3.    SEC Use Only

4.    Source of Funds (See Instructions)
             PF

5.    Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6.    Citizenship or Place of Organization
             People’s Republic of China

Number of shares beneficially owned by each reporting person with:

7.   Sole Voting Power                                                                                                                   6,635,209

8.   Shared Voting Power                                                                                                               0

9.   Sole Dispositive Power                                                                                                          6,635,209

10. Shared Dispositive Power                                                                                                      0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person                             6,635,209

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares                           ☐

13   Percent of Class Represented by Amount in Row (11)                                                    24.3%

14.   Type of Reporting Person                                                                                                   IN

Item 1.  Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $.001 per share, of Sino Gas International Holdings, Inc., a Utah corporation (the “Issuer”).  The address of the Issuer’s principal office is No. 18 Zhong Guan Cun Dong St., Haidian District, Beijing, People’s Republic of China, 100083.

Item 2.  Identity and Background

(a)           This Schedule 13D is being filed on behalf of WENG Tianbo (the “Reporting Person”).

(b)           Mr. Weng’s address is Zhongyou Building, fifth floor, 151 Kaijin Road, Xuhui District, Shanghai, China 200235

(c)           Mr. Weng’s principal occupation is an general manager of Shanghai Sino Oil Enterprise Group.

(d)           The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Weng is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

On June 30, 2011, Mr. Weng purchased 6,635,209 shares of the Issuer’s common stock from Vision Opportunity Master Fund, Ltd. and Vision Capital Advantage Fund, LP for $2,388.675.24. The purchase price was funded by Mr. Weng’s personal funds of Mr. Weng.

Item 4. Purpose of Transaction

Mr. Weng acquired the shares principally for investment purposes.  Mr. Weng has no specific plan or purpose which relates to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, although Mr. Weng may from time to time make additional purchases of the Issuer’s common stock or dispose of all or some of the shares of the Issuer’s common stock presently owned by him.

Item 5. Interest in Securities of the Issuer

(a)            As of the date hereof, Mr. Weng is the record and beneficial owner of 6,635,209 shares of common stock, representing 24.3% of the Issuer’s outstanding common stock.  The percentage is based upon the disclosure in the Issuer’s recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2011 that there were 27,317,867 outstanding shares of common stock on September 30, 2011.

(b)            Mr. Weng has the sole power to vote the shares of common stock owned by him.

(c)           Other than as reported in this Schedule 13D, Mr. Weng has not effected any transactions involving the common stock in the 60 days prior to filing this Schedule 13D.

(d)            No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by Mr. Weng.

(e)            Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

None

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2011	/s/ WENG Tianbo
WENG Tianbo